

Mail Stop 4546

January 6, 2017

Yuval Kwintner
President
202 Lenox Avenue, Unit #1
New York, NY 10027

> **Re:** **Oxygen Therapy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2016**
> **File No. 333-214306**

Dear Mr. Kwintner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2016 letter.

Prospectus Cover Page

1.   We note your revised disclosure on page 6 that in addition to the 19,313,738 shares that you are offering, you are also registering 846,262 shares on behalf of selling shareholders. Please reconcile this disclosure with your disclosure on the prospectus cover and elsewhere in the prospectus, which still show that you are registering a total of 686,262 shares in the secondary offering and an aggregate of 20,000,000 shares overall. In addition, consider whether the fee table requires updating.

2.   We note your response to our prior comment 1, and your revised disclosures indicating that there is a primary and secondary offering. Please revise your disclosure on the prospectus cover to discuss separately the material terms of each offering. In this regard, we note that the cover page does not discuss terms relating to the secondary offering.

3.   With respect to the secondary offering, please revise your disclosure, as appropriate, to disclose the price (or a range) per share at which the selling security holders will be offering their shares. In addition, please state whether such secondary shares will be offered at prevailing market prices or privately negotiated prices to the extent your shares are either listed on a national exchange, quoted on the OTCBB, or quoted on the OTCQX or OTCQB tiers of OTC Markets. Given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the $1.00 price in your best efforts offering.

Prospectus Summary, page 4

4.   We refer to your revised disclosure stating that you intend to register your shares under the Exchange Act and to list your shares. Please revise your disclosure to clarify when you will register your common stock under the Exchange Act. If either of the two offerings will commence prior to Exchange Act registration, please add a risk factor highlighting the risks noted in prior comment 7. Also, please identify the market where your securities will be listed or quoted once either offering commences.

Risk Factors, page 7

5.   Since it appears that the secondary offering is being conducted concurrently with the primary offering, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

Selling Security Holders, page 24

6.   We note that the aggregate number of shares shown in the table as being owned by the selling security holders does not equal the 3,928,898 shares you disclose as being owned by them in the aggregate. Please reconcile the disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 29

7.   We note that your percentage of beneficial ownership is based upon the number of shares of common stock outstanding as of October 21, 2016, and this figure appears to exclude more recent sales of your common stock that are reflected in Item 15 of the registration statement. Accordingly, please revise your disclosure to reflect information as of the most recent practicable date. Refer to Item 403(a) and (b) of Regulation S-K.

Item 17. Undertakings

8.   Please revise to include the undertakings applicable to the resale offering. Please refer to Regulation S-K, Item 512.

You may contact Christine Torney at 202-551-3652 or Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David Dryer, Esq. — Seyfarth Shaw LLP